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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 3 )*

NATIONSHEALTH, INC.
(Name of Issuer)
Common Stock, par value $0.0001 per share
(Title of Class of Securities)
63860C100
(CUSIP Number)
GRH Holdings, L.L.C.
2696 Boot Lane
Weston, FL 33331
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
April 3, 2007
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	63860C100

1	NAMES OF REPORTING PERSONS: GRH Holdings, L.L.C.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
80-0095013

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

Not applicable

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Florida

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		4,837,132 shares

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

4,837,132 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

4,837,132 shares

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

16.8%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

OO

CUSIP No.	63860C100

1	NAMES OF REPORTING PERSONS: Viaura Holdings, Ltd.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

Not applicable

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Florida

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		4,837,132 shares

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

4,837,132 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

4,837,132 shares

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

16.8%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

OO

CUSIP No.	63860C100

1	NAMES OF REPORTING PERSONS: Viaura, Inc.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

Not applicable

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Florida

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		4,837,132 shares

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

4,837,132 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

4,837,132 shares

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

16.8%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

CO

CUSIP No.	63860C100

1	NAMES OF REPORTING PERSONS: Michael Gusky

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

Not applicable

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

United States

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		4,837,132 shares

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

4,837,132 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

4,837,132 shares

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

16.8%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN

CUSIP No.	63860C100

1	NAMES OF REPORTING PERSONS: Robin Gusky

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

Not applicable

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

United States

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		4,837,132 shares

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

4,837,132 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

4,837,132 shares

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

16.8%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN

This Schedule 13D/A is filed by GRH Holdings, L.L.C. (“GRH”), Viaura Holdings, Ltd. (“Viaura Holdings”), Viaura, Inc. (“Viaura”), Michael Gusky, and Robin Gusky (collectively, the “Reporting Persons”). This filing shall serve to further amend the Schedule 13D filed by the Reporting Person on September 10, 2004 and amended on January 11, 2005 and March 14, 2005.
Item 2. Identity and Background.
Item 2 is hereby amended and restated in its entirety to read as follows:
(a)-(c), (e).
GRH is a limited liability company organized under the laws of the State of Florida. The principal executive offices of GRH are located at 2696 Boot Lane, Weston , FL 33331. GRH is indirectly controlled by Michael Gusky.
Viaura Holdings is a limited partnership organized under the laws of the State of Florida and the managing member of GRH. The principal executive offices of Viaura Holdings are located at 2696 Boot Lane, Weston , FL 33331.
Viaura is a corporation organized under the laws of the State of Florida and the general partner of Viaura Holdings. The principal executive offices of Viaura are located at 2696 Boot Lane, Weston , FL 33331.
Michael Gusky and Robin Gusky, his spouse, each are an individual and a United States citizen. Mr. and Mrs. Gusky’s business address is 2696 Boot Lane, Weston , FL 33331. Mr. and Mrs. Gusky are the sole directors of Viaura and the holders of a majority of the issued and outstanding shares of stock of Viaura. Mr. Gusky is also the president of Viaura, and Mrs. Gusky is the vice president and secretary of Viaura.
(d)-(e).
During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations with respect to such laws.
Item 4. Purpose of Transaction.
Item 4 is hereby amended and supplemented by adding the following information:
Between March 2, 2007 and April 3, 2007, GRH sold 286,890 shares of Common Stock in open market transactions. GRH also intends to make, from time to time hereafter for investment-related purposes, additional open-market sales of shares of Common Stock.
Item 5. Interest in Securities of the Issuer.
Item 5 is hereby amended and restated in its entirety to read as follows:
(a) and (b).
GRH is the owner, with shared dispositive and voting power, of 4,837,132 shares of Common Stock, which represents 16.8% of the shares of Common Stock outstanding as of March 27, 2007.

Viaura Holdings is currently the beneficial owner, with shared dispositive and voting power, of 4,837,132 shares of Common Stock, which represents 16.8% of the shares of Common Stock outstanding as of March 27, 2007.
Viaura is currently the beneficial owner, with shared dispositive and voting power, of 4,837,132 shares of Common Stock, which represents 16.8% of the shares of Common Stock outstanding as of March 27, 2007.
Michael Gusky and Robin Gusky, husband and wife, are currently the beneficial owners, with shared dispositive and voting power, of 4,837,132 shares of Common Stock, which represents 16.8% of the shares of Common Stock outstanding as of March 27, 2007.
The calculation of the foregoing percentages is based on the fact that there are 28,837,760 shares of Common Stock issued and outstanding as of March 27, 2007.
(c) During the past 60 days, between March 2, 2007 and April 3, 2007, GRH sold an aggregate of 286,890 shares of Common Stock in open market broker-executed transactions. These shares were sold at prices ranging from $1.36 per share to $1.77 per share, with an average price per share of $1.52.
(d) None.
(e) Not applicable.
Item 7. Material to be Filed as Exhibits.

Exhibit 1	Joint Filing Agreement among the Reporting Persons, dated as of September 10, 2004, filed as Exhibit 1 to the Reporting Persons’ Schedule 13D filed September 10, 2004 and incorporated herein by reference.

Signature
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: April 10, 2007

GRH HOLDINGS, L.L.C.
By:	Viaura Holdings, Ltd., its managing member

By:	Viaura, Inc., its general partner

By:	/s/ Michael Gusky
	Name:	Michael Gusky
	Title:	President

VIAURA HOLDINGS, LTD.
By:	Viaura, Inc., its general partner

By:	/s/ Michael Gusky
	Name:	Michael Gusky
	Title:	President

VIAURA, INC.
By:	/s/ Michael Gusky
	Name:	Michael Gusky
	Title:	President

/s/ Michael Gusky
Michael Gusky

/s/ Robin Gusky
Robin Gusky